UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 6, 2015, Husky Energy Inc. issued a press release announcing Imperial Oil and Husky Energy are entering into an agreement that will create a single Truck Transport fuel network of about 160 sites in Canada. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
GENERAL COUNSEL & SECRETARY

Date: October 6, 2015

Exhibit A

Imperial and Husky Energy to Create National Truck Transport Fuel Network in Canada

•	Imperial and Husky to combine truck transport fuel networks to enhance competitiveness and better serve trucking customers throughout Canada

•	Husky to manage combined network of about 160 Esso-branded Truck Transport locations

Calgary, Alberta (Oct. 6, 2015) – Imperial Oil and Husky Energy are entering into an agreement that will create a single Truck Transport fuel network of about 160 sites in Canada, approximately twice the size of either individual network today. The larger national network will better serve Canadian commercial and truck transport customers.

As part of the agreement, Imperial will convert its Esso truck transport fuel business to a branded wholesaler model. Husky will assume management of all dealer relationships and ongoing network growth as an Esso-branded wholesaler in the Truck Transport fuel segment. Imperial will supply fuel to the consolidated network and continue to invest in marketing programs that support the customer offer. Husky will convert its commercial cardlocks, co-located Travel Centres and a select number of retail service stations to the Esso brand, all of which will remain under Husky’s management.

The agreement is subject to approval by Canada’s Competition Bureau and closing conditions.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil and natural gas, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

For further information, please contact:

Media Inquiries: Mel Duvall Husky Energy Inc. 403-513-7602	Killeen Kelly Imperial 587-476-7010